DC

No Act
P.E. 12-8-06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE [redacted]

07043049

January 12, 2007

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/12/2007

Re: General Electric Company
Incoming letter dated December 8, 2006

Dear Mr. Mueller:

This is in response to your letter dated December 8, 2006 concerning the shareholder proposal submitted to GE by Sandra G. Holmes. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

JAN 24 2007

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Sandra G. Holmes
Apt. 1F
114 West 76th Street
New York, NY 10023

PROCESSED
FEB 06 2007
THOMSON
FINANCIAL

40595

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

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INCLUDING PROFESSIONAL CORPORATIONS

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December 8, 2006

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Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Shareowner Proposal of Sandra G. Holmes*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, General Electric Company ("GE"), intends to omit from its proxy statement and form of proxy for its 2007 Annual Shareowners Meeting (collectively, the "2007 Proxy Materials") a shareowner proposal and statements in support thereof (the "Proposal" or "2007 Proposal") received from Sandra G. Holmes (the "Proponent"), through her representative James H. Callwood.

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before GE files its definitive 2007 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent and her representative.

Rule 14a-8(k) provides that shareowner proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if she elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of GE pursuant to Rule 14a-8(k).

THE PROPOSAL

The Proposal requires that "Jeffrey Immelt, be required to reconcile the dichotomy between the diametrically opposed positions represented by his acquiescence in allegations of criminal conduct, and the personal certification requirements of Sarbanes-Oxley." The Proposal and related correspondence are attached hereto as Exhibit A. This Proposal relates to a personal dispute between the Proponent and GE that has been pending for more than a decade. This is the third time in three years the Proponent has submitted the identical proposal for inclusion in GE's proxy materials.

ANALYSIS

I. The Proposal Is Excludable Under Rule 14a-8(i)(4) Because It Relates to the Redress of a Personal Claim or Grievance Against GE, Which Is Not Shared by the Other Shareowners at Large.

The Proposal is identical to the shareowner proposals that the Proponent submitted for possible inclusion in GE's proxy statements and forms of proxy for its 2005 and 2006 Annual Shareowners Meetings (collectively, the "Prior Proposals"). The Staff concurred with GE that each of the Prior Proposals could be excluded from GE's proxy materials under Rule 14a-8(i)(4). *See General Electric Co.* (avail. Jan. 9, 2006); *General Electric Co.* (avail. Feb. 2, 2005).

For the same reasons we believed that GE could omit the Prior Proposals from past GE proxy materials, we believe GE may omit the 2007 Proposal from the 2007 Proxy Materials under Rule 14a-8(i)(4), which permits the exclusion of shareowner proposals that are: (i) related to the redress of a personal claim or grievance against a company or any other person, or (ii) designed to result in a benefit to a proponent or to further a personal interest of a proponent, which other shareowners at large do not share. This is because, as discussed below, the Proposal qualifies both as a personal grievance against GE and as an attempt by the Proponent to obtain a personal benefit that will not be shared with other GE shareowners.

The Commission has stated that Rule 14a-8(i)(4) is designed to "insure that the security holder proposal process [is] not abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally." Exchange Act Release No. 20091 (Aug. 16, 1983). As explained below, the Proposal "is an abuse of the security holder proposal process" designed to pursue the Proponent's personal grievance without producing any benefit for other GE shareowners. "The cost and time involved in dealing with [the Proposal is therefore] a disservice to the interests of the issuer and its security holders at large." Exchange Act Release No. 19135 (Oct. 14, 1982).

The Proposal represents the latest in a series of actions that the Proponent, a former employee of NBC, has taken to pursue claims against NBC and GE. In addition to this Proposal, the Proponent has pursued litigation against NBC and GE (the "Holmes/NBC Litigation"), made statements at past GE Annual Shareowners Meetings, posted false statements and assertions on websites and submitted shareowner proposals for the prior two proxy statements. These actions are each discussed most recently in the no-action letter that we submitted to the Staff with respect to the Proposal when it was submitted for GE's 2006 Annual Shareowners Meeting (the "December 2005 No-Action Request"). Because the facts have not changed, we have attached a copy of the December 2005 No-Action Request as Exhibit B to this letter and incorporate by reference herein the facts set forth in Part I.A. through I.E. of the December 2005 No-Action Request, which facts GE has confirmed remain accurate. To reduce the volume of duplicative materials submitted to the Commission, we have not resubmitted the exhibits to the December 2005 No-Action Request, but will provide these materials if the Staff requests.

A. The Proposal

This Proposal relates to a personal grievance against GE, as reflected in the language of the Proposal itself, and as further detailed in the December 2005 No-Action Request. Before her appearance at the 2001 Annual Shareowners Meeting, the Proponent stated in her April 2, 2001 letter to GE, "I have every intention of continuing to publicize the egregious conduct of NBC/GE management *in every forum available to me*." *See* Exhibit E to the December 2005 No-Action Request *(emphasis added)*. As the Proponent and her counsel's statements at or with respect to the 2001, 2002 and 2003 Annual Shareowners Meetings demonstrate, they have indeed treated the GE Annual Shareowners Meeting as a forum for publicizing their views about the Holmes/NBC litigation. Moreover, they have attempted to use the GE Annual Shareowners Meeting as a bargaining chip in their effort to pressure GE to "resolve" a discrimination case that was dismissed by the United States District Court in 1996, and which dismissal the Second Circuit affirmed in 1997. *See* Exhibit H to the December 2005 No-Action Request (Mr. Callwood's April 30, 2001 letter to GE); *see also* Exhibits I and J to the December 2005 No-Action Request (comprising Mr. Callwood's March 14, 2003 letter to GE in which he states, "Ms. Holmes has instructed me to represent her in an address to shareholders at the upcoming [2003] shareholder's meeting expressing her concerns about the criminality, the abject hypocrisy [of NBC/GE management] . . . I have prevailed upon her to allow me to make a last ditch attempt to arrive at a satisfactory resolution to this situation by my contacting you before I resort to more drastic measures. . . ." and Mr. Callwood's March 18, 2003 email to GE in which he states, with respect to the 2002 Annual Shareowners Meeting, "Ms. Holmes was anxious to attend this meeting and expose Mr. Immelt's failure to act regarding Sandra Holmes v NBC/GE matter, but I was able to prevail upon her to allow Mr. Immelt an opportunity to demonstrate that he was cut from a different mold from his predecessor, Jack Welch").

The Staff consistently has concurred that a proposal may be excluded pursuant to Rule 14a-8(i)(4) as involving the redress of a personal claim or grievance when the proposal is used as an alternative forum to press claims that a proponent has asserted in litigation against a company. A closely analogous situation was presented in *Schlumberger Limited* (avail. Aug. 27, 1999). There, the proponent had sought to recover a finder's fee that he alleged was due from the company in connection with a corporate merger. The matter was litigated and decided in favor of the company. The proponent then submitted a proposal requesting the company to form "an impartial fact-finding committee" on the merger and to establish a "Statement of Fair Business Principles." The proponent's supporting statement cited the results of his lawsuit seeking payment from the company as an example of "ethical fault[s]" at the company that could be remedied through the proposed "Statement of Fair Business Principles." The Staff concurred that the proposal could be excluded from the company's proxy statement because it related to the redress of a personal claim or grievance or was designed to result in a benefit to the proponent or further a personal interest, which was not shared with the company's other shareowners at large. *See also Station Casinos, Inc.* (avail. Oct. 15, 1997) (excluding a proposal to maintain liability insurance as a personal grievance when brought by the attorney of a guest at the company's casino who filed suit against the company to recover damages from an alleged theft that occurred at the casino); *International Business Machines Corp.* (avail. Jan. 31, 1995) (concurring that a proposal to institute an arbitration mechanism to settle customer complaints was excludable when brought by a customer who had an ongoing complaint against the company in connection with the purchase of a software product).

We believe that it is clear that the Proposal on its face relates to the redress of a personal claim against GE. Nevertheless, given the Proponent's history with GE related to the Holmes/NBC Litigation, the Proposal would be excludable as relating to redress of a personal claim or grievance even if the Proposal on its face involved a matter of general interest to all shareowners. Exchange Release No. 19135 (Oct. 14, 1982) (stating that proposals phrased in broad terms that "might relate to matters which may be of general interest to all security holders" may be omitted from a registrant's proxy materials "if it is clear from the facts . . . that the proponent is using the proposal as a tactic designed to redress a personal grievance or further a personal interest"). For example, in *MGM Mirage* (avail. Mar. 19, 2001), a proposal that would require the company to adopt a written policy regarding political contributions and furnish a list of any of its political contributions was found to be excludable under Rule 14a-8(i)(4) when submitted by a proponent who had filed a number of lawsuits against the company based on its decisions to deny the proponent credit at the company's casino and, subsequently, to bar the proponent from the company's casinos. *See also Sara Lee Corp.* (avail. Aug. 10, 2001) (permitting Sara Lee to omit a shareowner proposal regarding a policy for pre-approval of certain types of payments where the proponent had a personal interest in a subsidiary which the company had sold and where the proponent participated in litigation related to the subsidiary and directly adverse to Sara Lee). As in each of those cases, it is clear from the facts that the Proponent is using this Proposal as a tactic to seek redress for her personal grievance.

The Proposal also is excludable under Rule 14a-8(i)(4) because it asks GE to take actions in which the Proponent has a personal interest not shared with other security holders. In Exchange Act Release No. 19135, the Commission cited, as examples of proposals involving a personal interest, a proposal requesting that the shareowners authorize the prosecution of all claims against the issuer raised in a complaint filed by the proponent and a proposal requesting the issuer to support certain litigation in which the proponent was involved. Here, the Proponent is advocating the Proposal relating to Mr. Immelt's alleged "acquiescence in allegations of criminal conduct, " where the Proponent and Mr. Callwood made such "allegations" in connection with the Proponent's personal litigation against NBC and GE. Thus, the "reconciliation" of statements by Mr. Immelt requested by the Proposal pertains to the Proponent's personal interest and is not shared with GE's other shareowners.

In Exchange Act Release No. 19135, the Commission stated that a proposal also is excludable under Rule 14a-8(i)(4) if it is used to give the proponent some particular benefit or to accomplish objectives particular to the proponent. In the past, the Proponent and Mr. Callwood have used shareowner proposals and the GE Annual Shareowners Meeting as forums in which to pursue their claims against GE and NBC. The Proposal represents their latest attempt to pursue their claims, which are particular to them. Because the Proposal therefore is designed to produce a personal benefit for the Proponent that would not be shared by GE's shareowners at large, it is excludable under Rule 14a-8(i)(4).

B. Request for Future No-Action Relief

We also ask that the Staff further state that such no-action relief shall apply to any future submissions to GE of the same or a similar proposal by the Proponent or Mr. Callwood, and that this letter be deemed to satisfy GE's future obligations under Rule 14a-8 with respect to the same or similar proposals submitted by the Proponent or Mr. Callwood. The Staff has permitted companies to apply no-action responses to any future submissions of a same or similar proposal by a proponent where a proponent has a long-standing history of confrontation with a company, and that history is indicative of a personal claim or grievance within the meaning of Rule 14a-8(i)(4). *See, e.g.*, SLB 14 ("In rare circumstances, we may grant forward-looking relief if a company satisfies its burden of demonstrating that the shareholder is abusing rule 14a-8 by continually submitting similar proposals that relate to a particular personal claim or grievance."). *See also Cabot Corporation* (avail. Nov. 4, 1994); *Texaco, Inc.* (avail. Feb. 15, 1994); *General Electric Co.* (avail. Jan. 25, 1994).

The Proposal represents the latest in a series of four identical proposals that the Proponent has submitted to GE and the latest in a series of actions that the Proponent and Mr. Callwood have taken over the last 12 years to pursue Proponent's claims against NBC and GE. Thus, despite the fact that the Proponent's discrimination case was dismissed by the United States District Court in 1996 (which dismissal the Second Circuit affirmed in 1997), it is apparent that the Proponent and Mr. Callwood continue to pursue their personal grievances with GE.

The Proposal is identical to the proposal submitted by Mr. Callwood on the Proponent's behalf for GE's 2004 Annual Shareowners Meeting, for GE's 2005 Annual Shareowners Meeting, and for GE's 2006 Annual Shareowners Meeting. With respect to its 2004 Annual Shareowners Meeting, GE requested, and was granted, no-action relief for this proposal under Rule 14a-8(e)(2) because that proposal was not timely delivered to GE. *See General Electric Co.* (avail. Mar. 16, 2004). With respect to its 2005 Annual Shareowners Meeting, GE requested, and was granted, no-action relief for this proposal under Rule 14a-8(i)(4) as "relating to the redress of a personal claim or grievance, or designed to result in a benefit to the proponent or further a personal interest, which benefit or interest is not shared with other security holders at large." *General Electric Co.* (avail. Feb. 2, 2005). With respect to its 2006 Annual Shareowners Meeting, GE again requested, and was again granted, no-action relief for this proposal under Rule 14a-8(i)(4). *See General Electric Co.* (avail. Jan. 9, 2006).

In light of the no-action letter precedents, the fact that the Proponent submitted identical proposals in each of the previous three years, and the apparent intention of Proponent and Mr. Callwood to continue their attempts to use GE's Annual Shareowners Meetings to advance their positions, GE respectfully requests the concurrence of the Staff that it will not recommend enforcement action if GE excludes from all future proxy materials all future proposals of the Proponent and Mr. Callwood that are identical to or similar to the Proposal.

II. The Proposal Is Excludable Pursuant to Rule 14a-8(i)(3), or in the Alternative Requires Revisions, Because the Proposal Is False and Misleading and Impugns GE's Reputation in Violation of Rule 14a-9.

Should the Staff determine that the Proposal is not excludable under Rule 14a-8(i)(4), we respectfully request that the Staff concur that the Proposal is excludable pursuant to Rule 14a-8(i)(3) because the Proposal is materially false or misleading and impugns GE's reputation in violation of Rule 14a-9. Note (b) to Rule 14a-9 provides that: "[m]aterial which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation" may be false and misleading. As described below, the Proposal consists primarily of unsupported, false and misleading assertions about GE and statements that impugn GE's reputation without factual foundation.[1] However, should the Staff not concur that the entire Proposal is excludable for these reasons, we request in the alternative that the Staff require the Proponent to revise the Proposal as described below.

A. The Three Websites Cited by the Proposal Contain Materially False or Misleading Information in Violation of Rule 14a-9.

In SLB 14, the Staff stated:

> [i]n some circumstances, we may concur in a company's view that it may exclude a website address under rule 14a-8(i)(3) because information contained on the website may be materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules. Companies seeking to exclude a website address under rule 14a-8(i)(3) should specifically indicate why they believe information contained on the particular website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules.

As described below, we believe that the three websites referenced in the Proposal each contain materially false and misleading information and impugn GE's reputation without factual foundation.

- The first website address repeats Mr. Callwood's allegations, including GE's "co-option of the federal judiciary in the procurement of determinations in GE's favor in this litigation," and states "the indicated allegations were made, to Jeffrey Immelt, CEO of GE without denial or contradiction, and therefore, must be deemed admitted." *See* http://cbs.marketwatch.com/discussions/msgReader.asp?siteId=mktw&boardId=1262&msgId=1241. The website also contains references to the "egregious conduct in which NBC/GE has engaged" and a link to the third website described below.

---

[1] Moreover, requiring the Proponent to delete these statements but not granting no-action relief with respect to excluding the entire Proposal would render the remaining portions of the Proposal vague and indefinite. As a result, "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004); *Philadelphia Electric Co.* (avail. July 30, 1992). *See also Proctor & Gamble Co.* (avail. Oct. 25, 2002).

- The second website states "Fact- NBC/GE has engaged in criminal conduct amounting to obstruction of justice in the litigation of the sexual harassment/racial discrimination case entitled Sandra Holmes v NBC/GE, and has co-opted the federal judiciary in the process." *See* http://cbs.marketwatch.com/discussions/msgReader.asp?siteId=mktw&boardId=1262&msgId=1181. The website also references "Judicial Misconduct engaged in by the Federal Second Circuit Court of Appeals" and contains a link to the third website described below.

- The third website includes extensive information on the Proponent's litigation with GE, including the following statements: "it is not surprising that NBC (now NBC/GE), would resort to *criminal conduct prosecutable as a felony in lying to a federal agency,* the EEOC, in responding to a sexual harassment/racial discrimination complaint" and "[t]he serving of the previously mentioned *Demand Letter* upon NBC/GE management precipitated the above *criminal conduct* by NBC/GE, complicity in that *criminal conduct by the New York EEOC, and judicial misconduct by the Southern District Court and 2nd Circuit Federal Judiciary* in the denial of Ms. Holmes' rights under Title VII of the Civil Rights Act." *See* http://home.att.net/~james.callwood/SandraGHolmes.html.

These allegations are materially false and misleading, as GE has not "co-opted the federal judiciary"; the conclusion that Mr. Immelt "admitted" certain criminal conduct is patently false; no court has ever determined that GE or NBC has engaged in the alleged criminal conduct; there has never been any finding that the Second Circuit Court of Appeals engaged in judicial misconduct with respect to the Proponent's litigation; GE did not lie to the EEOC in responding to the Proponent's complaint or engage in other "criminal conduct"; and there has never been any finding that the "New York EEOC . . . the Southern District Court and the 2nd Circuit Federal Judiciary" were complicit in any alleged criminal conduct by GE or NBC.

These statements also impugn GE's "character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation" due to the repeated references on these websites to alleged criminal conduct by GE. *See POCI Inc.* (avail. Apr. 7, 1992) (concurring that statements labeling directors as arrogant and inept are false and misleading since these allegations, even if cast as opinions, violate Rule 14a-9).

For these reasons and on the basis of Staff precedent, we believe that the three website addresses in the Proposal may be properly omitted from the Proposal under Rule 14a-8(i)(3). *See, e.g., AMR Corp.* (avail. Apr. 3, 2001) (requiring a proponent to delete a reference to "www.cii.org" in a proposal recommending that the company adopt a certain standard of independence because "it may be materially false or misleading under rule 14a-9"); *The Emerging Germany Fund, Inc.* (avail. Dec. 22, 1998) (concurring in the company's view that "reference to the Internet site in the supporting statement may undermine the proxy process requirements of Rule 14a-8. Therefore, the staff would not recommend action against the [company] if the [company] omits the reference to the Internet site in reliance upon Rule 14a-8(i)(3).").

B. The Statement that Mr. Immelt "Acquiesced" to Allegations of Criminal Conduct Is Patently False.

The Proposal twists a simple statement from Mr. Immelt acknowledging the conclusion of Mr. Callwood's comments at GE's 2003 Annual Shareowners Meeting into an admission of criminal conduct:

> Jeffrey Immelt, CEO of GE, instead of challenging the abovementioned allegations of criminal conduct, amounting to obstruction of justice, and the allegation that there is a definitive correlation between the placing of the foregoing postings in cyberspace and the precipitous drop in the value of GE stock, acquiesced in said allegations by sayiing [sic], at the end of the aforementioned address: ". . . Thank you Mr. Callwood."

The Proposal's statement that Mr. Immelt "acquiesced" to these allegations is patently false and unsupported.

Accordingly, we believe that the Proposal is excludable, or in the alternative requires revision, pursuant to Rule 14a-8(i)(3) because the Proposal is materially false and misleading and impugns GE's reputation in violation of the proxy rules.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if GE excludes the Proposal from its 2007 Proxy Materials. We also ask that the Staff further state that any no-action relief concurring that GE may exclude the Proposal from its 2007 Proxy Materials shall apply to any future submissions to GE of the same or a similar proposal by the Proponent or Mr. Callwood, and that this letter be deemed to satisfy GE's future obligations under Rule 14a-8 with respect to the same or similar proposals submitted by the Proponent or Mr. Callwood. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. In addition, GE agrees to promptly forward to the Proponent's representative any response from the Staff to this no-action request that the Staff transmits by facsimile to GE only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or David M. Stuart, GE's Senior Counsel, at (203) 373-2243.

Sincerely,

Ronald O. Mueller

Enclosures

cc: David M. Stuart, General Electric Company
Sandra G. Holmes
James H. Callwood

100113773_6.DOC

EXHIBIT A

Shareholder's Proposal -Relating to a Request That GE CEO, Jeffrey Immelt, Reconcile the Dichotomy Between His Acquiescence in Allegations of Criminal Conduct, at the April 24, 2003, Annual Meeting of GE Shareholders, and the Statutorily Defined Duty to Personally Certify, under Sarbanes-Oxley That No Fraud or Misleading Conduct Has Been Engaged in by GE/NBC

Sandra G. Holmes,114 West 76th Street, New York, NY 10023, a GE shareholder hereby states her intention to interpose a shareholder's proposal to be considered for inclusion in the 2007 General Electric proxy statement associated with the 2007 General Electric Annual Meeting of Shareholders. In accordance with applicable rules of the Securities and Exchange Commission, the proposal of said shareholder (for which neither the Company nor its Board of Directors has any responsibility) is set forth below.

<u>Text of the Shareholder Proposal</u>

Whereas, following hereinafter is a partial transcript of an address which was made at the April 24, 2003, GE Annual Meeting of Shareowner's by proponent's representative at the behest of proponent (the full text of said address is a part of the official transcript of the April 24, 2003 Meeting and can be accessed at the following website address):

http://cbs.marketwatch.com/discussions/msgReader.asp?siteId=mktw&boardId=1262&msgId=1241

Whereas, said partial transcript references a website which proponent has placed in cyberspace at the following address:

http://cbs.marketwatch.com/discussions/msgReader.asp?siteId=mktw&boardId=1262&msgId=1181

which contains allegations of criminal conduct by GE amounting to obstruction of justice, said partial address being set out as follows:

"...I, [proponent's representative], have placed in cyberspace a Website that details with particularity not only the total lack of integrity [by GE/NBC] in regard to the litigation of this case [involving proponent], but in fact criminal conduct—criminal conduct amounting to obstruction of justice."

Whereas said partial transcript references a posting on a marketwatch.com bulletin board which alleges that there is a definitive correlation between a precipitous drop in the value of GE stock and the placing of the following website in cyberspace:

http://home.att.net/~james.callwood/SandraGHolmes.html

Whereas, Jeffrey Immelt, CEO of GE, instead of challenging the abovementioned allegations of criminal conduct, amounting to obstruction of justice, and the allegation that there is a definitive correlation between the placing of the foregoing postings in cyberspace and the precipitous drop in the value of GE stock, acquiesced in said allegations by sayiing, at the end of the aforementioned address:

"...Thank you Mr. Callwood"

Whereas, new SEC rules pursuant to Sarbanes Oxley 13a-14 and 15d -14that the CEO of a corporation give a personal certification that, to the best of his knowledge, the company which he represents has not engaged in any false or misleading conduct.

Whereas, the acquiescence in the allegations of the above-mentioned conduct is totally add odds with Sarbanes-Oxley

Be it resolved that Jeffrey Immelt, be required to reconcile the dichotomy between the diametrically opposed positions represented by his acquiescence in allegations of criminal conduct, and the personal certification requirements of Sarbanes - Oxley.

James H. Callwood
Attorney-at-Law
775 Concourse Village East
Suite 20 -G
Bronx, NY 10451
(Tel) (718) 681-7092 Fax (718) 590-0986
e-mail james.callwood@worldnet.att.net

November 2, 2006

This is to certify that the enclosed within shareholder's proposal interposed by GE shareholder - Sandra Holmes, and supporting documentation was sent by fax and regular mail to the following address and fax number by regular mail and fax.

Bracket Denniston
Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, Connecticut 06828
FAX # (203) 373-3225

Sincerely,

James H. Callwood

JAMES H. CALLWOOD
ATTORNEY-AT-LAW
775 CONCOURSE VILLAGE EAST
BRONX, NY 10451
Suite 20 -G
(TEL) 718-681-7092, (FAX) 590-0986

November 2, 2006

Mr. Brackett Denniston.
Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, Connecticut 08828

Subject: Shareholder's Proposal Interposed by GE Shareholder - Sandra Holmes - <u>to be Considered For Inclusion in the 2007 GE Proxy Statement</u>

Dear Mr. Denniston:

Pursuant to the provisions of SEC Rule 14-8(a)(1), listed hereinafter is documentary support of record Ownership of GE stock by proponent Sandra G. Holmes of a shareholder proposal to be considered for inclusion in the 2006 proxy statement of GE.

Name of shareholder - Sandra G. Holmes

Address 114 West 76th Street
New York, NY 10023
Apt. 1F

I, Sandra G. Holmes, an employee of NBC, am the record holder of a total of 526.4607, shares of GE stock having an aggregate cash value of $ $18,747.27. as of

November 1, 2006.

This record ownership is verified by the GE Transaction Processing System Account Balance Inquiry appended hereto.

I, Sandra G. Holmes, the record owner of the requisite number of shares having the requisite value to be eligible to be the proponent of a shareholder's proposal, declare that I intend to continue ownership of said shares through the date of the 2007, GE annual meeting of share owners.

My representative, Mr. James H. Callwood shall attend the 2007, GE annual Meeting of shareholder's to present the shareholder's proposal of which I am the proponent and is authorized to act on my behalf in any and all matters pertaining to the stated shareholder's proposal.

Sincerely,

Sandra G Holmes

Sandra G Holmes

Subscribed and sworn to before me
this 2nd say of November 2006

James H. Callwood

James H. Callwood notary public

JAMES H. CALLWOOD
Notary Public, State Of New York
No. 02CA6090980
Qualified In Bronx County
Commission Expires April 21, 20[illegible]

[redacted] GE TRANSACTION PROCESSING SYSTEM
ACCOUNT BALANCE INQUIRY

DATE: 11-01-2006
TIME: 09:43

RE [redacted]
SSN [redacted] Name SANDRA G HOLMES
As of Date: 10-26-2006 Emp Stat: INACTIVE

	PRICE	SHARES/UNITS	DOLLARS	
ACCOUNT BALANCE			$366,619.58	Contributions credited through: 06/2002
UNAPPLIED CASH			$.00	
US SAVINGS BOND	.00	0.0000	.00	
GE COMMON STOCK	35.61	526.4607	18747.27	DIVIDEND ELECTION
MUTUAL FUND	48.64	7151.9800	347872.31	REINVEST
SHORT TERM FUND	10.00	0.0000	.00	
INCOME FUND	11.08	0.0000	.00	
MONEY MARKET	10.00	0.0000	.00	
INTERNATIONAL	15.68	0.0000	.00	
SMALL CAP EQUITY	16.29	0.0000	.00	
INDEX FUND	126.44	0.0000	.00	
STRATEGIC FUND	12.04	0.0000	.00	

Pre-Tax Sav	$306,496.69	YTD Pre-Tax	$.00	YTD Catch-Up	$0.00
Not Pre-Tax	$60,122.88	YTD Employee	$.00		
	$0.01	YTD Company	$.00		

F06=PREVMENU F08=AMTAVAIL F09=STMTREQ

EXHIBIT B

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com

December 8, 2005

Direct Dial
(202) 955-8671
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Client No.
C 32016-00092

SEC MAIL PROCESSING
RECEIVED
DEC 08 2005
WASH, D.C. 190 SECTION
5.05

VIA HAND DELIVERY
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Shareowner Proposal of Sandra G. Holmes*
Securities Exchange Act of 1934 -- Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, General Electric Company ("GE"), to omit from its proxy statement and form of proxy for its 2006 Annual Shareowners Meeting (collectively, the "2006 Proxy Materials") a shareowner proposal (the "Proposal") received from Sandra G. Holmes (the "Proponent"), through her representative James H. Callwood. The Proposal requires that "Jeffrey Immelt, be required to reconcile the dichotomy between the diametrically opposed positions represented by his acquiescence in allegations of criminal conduct, and the personal certification requirements of Sarbanes-Oxley." The Proposal and related correspondence are attached hereto as Exhibit A.

On behalf of our client, we hereby notify the staff of the Division of Corporation Finance (the "Staff") of GE's intention to exclude the Proposal from the 2006 Proxy Materials, and we respectfully request that the Staff concur in our view that the Proposal is excludable under Rule 14a-8(i)(4) because it relates to the redress of a personal claim or grievance against GE, which is not shared by the other shareowners at large. Should the Staff not concur in this view, we believe that the Proposal is excludable, or in the alternative requires revision, pursuant to Rule 14a-8(i)(3) because the Proposal is materially false and misleading and impugns GE's reputation in violation of the proxy rules.

ANALYSIS

I. The Proposal Is Excludable Under Rule 14a-8(i)(4) Because It Relates to The Redress of a Personal Claim or Grievance Against GE, Which is Not Shared by the Other Shareowners At Large.

The Proposal is identical to the shareowner proposal (the "2005 Proposal") that the Proponent submitted for possible inclusion in GE's proxy statement and form of proxy for its 2005 Annual Shareowners Meeting (collectively, the "2005 Proxy Materials"). The Staff concurred with GE that the 2005 Proposal could be excluded from the 2005 Proxy Materials under Rule 14a-8(i)(4). *See General Electric Co.* (avail. Feb. 2, 2005).

For the same reasons we believed that GE could omit the 2005 Proposal from the 2005 Proxy Materials, we believe GE may omit the Proposal from the 2006 Proxy Materials under Rule 14a-8(i)(4), which permits the exclusion of shareowner proposals that are: (i) related to the redress of a personal claim or grievance against a company or any other person, or (ii) designed to result in a benefit to a proponent or to further a personal interest of a proponent, which other shareholders at large do not share. We believe that the Proposal qualifies both as a personal grievance against GE and as an attempt by the Proponent to obtain a personal benefit that will not be shared with other GE shareowners.

The Securities and Exchange Commission (the "Commission") has stated that Rule 14a-8(i)(4) is designed to "insure that the security holder proposal process [is] not abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally." Exchange Act Release 34-20091 (avail. Aug. 16, 1983). As explained below, the Proposal "is an abuse of the security holder proposal process" designed to pursue the Proponent's personal grievance without producing any benefit for other GE shareowners. "The cost and time involved in dealing with [the Proposal is therefore] a disservice to the interests of the issuer and its security holders at large." Exchange Act Release 34-19135 (avail. Oct. 14, 1982).

The Proposal represents the latest in a series of actions that the Proponent, a current employee of NBC, has taken to pursue her discrimination claims against NBC and GE.

A. The Litigation

Below is a brief summary of the litigation between the Proponent and NBC and GE, which highlights some of the key events of the litigation.

In September 1993, the Proponent filed a charge with the Equal Employment Opportunity Commission ("EEOC"). The Proponent's charge concerned the alleged placement of sexually explicit postcards on a bulletin board in the Proponent's department at NBC and management's purported ineffectual response that followed. The Proponent allegedly experienced retaliation and an increasingly hostile work environment. In September 1994, the EEOC concluded that there had been no violation of Title VII. A copy of the EEOC's determination is attached hereto as Exhibit B.

In December 1994, the Proponent filed a lawsuit in U.S. District Court for the Southern District of New York against NBC and GE, among others, alleging sexual harassment and discrimination on the basis of race and sex, and intentional infliction of emotional distress. She claimed that she had been subjected to a hostile work environment and loss of pay because of her complaints regarding the postcards. The Proponent sought $30 million dollars ($1 million/year of service) in addition to attorneys' fees and equitable relief.

On November 25, 1996, the U.S. District Court dismissed the lawsuit because of the Proponent's and her attorney's failure to follow discovery orders. *Holmes v. NBC/GE*, 946 F. Supp. 2 (S.D.N.Y. 1996), a copy of which is attached hereto as Exhibit C. Mr. Callwood was the Proponent's attorney in this litigation. The Proponent appealed the decision. By order dated December 8, 1997, the Court of Appeals for the Second Circuit affirmed the District Court's dismissal of the case. A copy of the Second Circuit's unpublished decision is attached hereto as Exhibit D. The Court of Appeals subsequently denied the Proponent's motion for reconsideration and motion for recusal of the appeals court panel.

Since the conclusion of this litigation, the Proponent and her attorney, Mr. Callwood, have used shareowner proposals and the GE Annual Shareowners Meeting as forums in which to pursue their claims against GE and NBC.

B. 2001 Annual Shareowners Meeting

In a letter to Mr. Robert Healing, GE's Corporate Counsel, dated April 2, 2001, a copy of which is attached hereto as Exhibit E, the Proponent reproduced a press release that she included on her website. In this press release, she stated that:

> "The fact that the District Court suffered to come before it criminal conduct amounting to a felony is manifest.
>
> "The fact that the second Circuit Court of Appeals changed the facts in the District Court record, in order to be able to affirm a nullity is clear.
>
> "I am incensed and outraged at the facts and circumstances as set out hereinabove.
>
> "I will not stop until I receive the justice for which I so richly deserve.

> "In this regard, I have every intention of continuing to publicize the egregious conduct of NBC/GE management *in every forum available to me*." (*emphasis added*)

The Proponent then asked, "Will I, as a stockholder have the opportunity present questions regarding integrity at the April 25, 2001 shareholder's meeting in Atlanta Georgia?" And, "Will I be able to represented by counsel at the April 25 shareholder's meeting?"

On April 23, 2001, two days before the 2001 Annual Shareowners Meeting, Mr. Callwood, the Proponent's attorney in the NBC litigation, sent Mr. Healing a letter by email, a copy of which is attached hereto as Exhibit F. In responding to Mr. Healing's inquiry as to whether Mr. Callwood and the Proponent would be attending the 2001 Annual Shareowners Meeting and to Mr. Healing's suggestion that the most appropriate process for reviewing employee concerns was GE's ombudsperson process, Mr. Callwood said, "Are you aware of the fact that Ms. Holmes' address to the shareholder's meeting is a mere exclamation point to what is to follow as the definitive articulation of GE's malfeasance is proliferated across cyberspace?"

At the 2001 Annual Shareowners Meeting, Ms. Holmes took the microphone and said:

> SANDRA HOLMES: "Jack [Welch], I am very concerned about integrity. You have spoken glowingly about it at the beginning of this meeting. I have found that I have had to deal with the flip side of that integrity inasmuch as that I had to establish a Website that documents with particularity that GE, or rather NBC, lied to a federal agency, and that as a result of it we have a situation where federal court dismissed the case without even having jurisdiction.
>
> "This is a personal issue, you might say, but it goes to integrity – lying, to me, goes to integrity. I am concerned about that because it reflects on a company to which I have given so much of my life. And so this Website is being proliferated throughout cyberspace and I know that people are reading that and are seeing the flip side of the most admired corporation in the United States. Thank you."

A copy of the transcript of the Proponent's full remarks at the 2001 Annual Shareowners Meeting is attached hereto as Exhibit G.

Five days after the 2001 Annual Shareowners Meeting, on April 30, 2001, Mr. Callwood sent a letter to Mr. Welch. In this letter, Mr. Callwood demanded that the Proponent immediately be put on paid administrative leave at full salary and that $500,000 each be deposited to the Proponent's and Mr. Callwood's respective bank accounts "so that we can begin to work out the details of an ultimate resolution." A copy of this letter is attached hereto as Exhibit H.

C. 2003 Annual Shareowners Meeting

On March 17, 2003, Mr. Callwood sent Mr. Healing a letter by facsimile, enclosing a copy of a letter that was emailed to Mr. Healing on March 14, 2003, copies of which are attached hereto as Exhibit I. In the March 14 letter, Mr. Callwood summarized "excerpts from a posting which is being prepared for dissemination throughout cyberspace, two weeks prior to the date of the shareholder's meeting, and which will serve as the focal point of an address which Ms. Holmes has instructed me to make as her representative at the shareholder's meeting." He also stated that:

> "Additionally, insofar as GE/NBC had not been forthcoming with what could be perceived to be a sincere effort to settle this case in a manner which was fair and equitable, Ms. Holmes has instructed me to represent her in an address to shareholders at the upcoming shareholder's meeting expressing her concerns about the criminality, the abject hypocrisy, and the total failure of NBC/GE management to live up to its fiduciary responsibilities to safeguard the value of the investments of 401Kers.
>
> "In this regard, she feels that perhaps a spate of shareholder's derivative suits, and the threat of criminal prosecution for the egregious conduct in which GE management has engaged will spur GE management in the direction which bespeaks integrity.
>
> "I have prevailed upon her to allow me to make a last ditch attempt to arrive at a satisfactory resolution to this situation by my contacting you before I resort to more drastic measures....So in this regard, I propose that you facilitate the initiation of some dialogue which will hopefully lead to a speedy and just resolution to this situation."

On March 18, 2003, Mr. Callwood sent Mr. Healing an email containing follow-up information to his March 14 letter. A copy of the March 18, 2003 email is attached hereto as Exhibit J. In this email, Mr. Callwood said:

> "In short, we have at our disposal the ability to proliferate the content of the Sandra Holmes v NBC/GE website, to any and all individuals who have a fiduciary responsibility to safeguard the value of their clients' investments.
>
> "We have not done this!!!

"Not yet.

"Just as we did not attend and address the Milwaukee Wisconsin April 24, 2002, shareholder's meeting to point out that we had posted an open letter to Jeffrey Immelt, challenging him to remove the taint of criminality from GE which was the result of the conduct of his predecessor Jack Welch.

"Once again, Ms. Holmes was anxious to attend this meeting and expose Mr. Immelt's failure to act regarding the Sandra Holmes v NBC/GE matter, but I was able to prevail upon her to allow Mr. Immelt an opportunity to demonstrate that he was cut from a different mold from his predecessor, Jack Welch."

Mr. Callwood attended the 2003 Annual Shareowners Meeting and made the following remarks:

"I am an attorney representing Sandra Holmes, who is an NBC employee and has been for the last 39 years. I am representing her in a civil rights litigation entitled Sandra Holmes v. NBC/GE. The reason I am here today is because I want to relate to you some of the egregious occurrences that have been a part of this litigation….I have placed in cyberspace a Website that details with particularity not only the total lack of integrity in regard to the litigation of this case, but in fact criminal conduct – criminal conduct amounting to obstruction of justice….I submit to you that the dissemination of this information has had a very direct and effective result regarding the diminishment of GE stock."

The transcript of Mr. Callwood's full remarks at the 2003 Annual Shareowners Meeting is attached hereto as Exhibit K.

D. 2004 Annual Shareowners Meeting

On January 6, 2004, GE received a letter from Mr. Callwood, stating that he would attend the 2004 Annual Shareowners Meeting to present the Proponent's shareholder proposal, which is identical to the Proposal. A copy of this letter is attached hereto as Exhibit L. Because the proposal was not received in a timely fashion under Rule 14a-8(e)(2), GE was not required to include it in its proxy statement and form of proxy for its 2004 Annual Shareowners Meeting (collectively, the "2004 Proxy Materials"). On March 11, 2004, GE formally requested no-action relief from the Staff that GE could omit the proposal from its 2004 Proxy Materials under Rule 14a-8(e)(2). The Staff granted no-action relief on March 16, 2004. Because Mr. Callwood stated that he would present the proposal at the 2004 Annual Shareowners Meeting, GE also treated the proposal as a Rule 14a-4 proposal. Because Rule 14a-4(c) required GE to include in its 2004 Proxy Materials its advice on the nature of the Rule 14a-4 proposal and how GE intended to exercise its discretion to vote management proxies on the proposal, GE stated that:

> "Pursuant to SEC rules, shares represented by valid proxies will also be voted against a proposal that we have received from a shareowner who submitted the proposal too late for inclusion in this proxy statement but has given us notice that her representative will present it at the annual meeting. The shareowner is an employee of NBC who filed a discrimination suit that was dismissed by the federal courts more than six years ago. At last year's annual meeting, the shareowner's representative made certain allegations about the company's conduct relating to the dismissed suit. This year's proposal requests the CEO to reconcile his supposed acquiescence in those allegations of improper conduct by the company relating to the discrimination suit and the requirements of the Sarbanes-Oxley Act. It is the company's position that the shareowner's discrimination claims and allegations regarding past legal proceedings are meritless and that, if she wishes to pursue them, she should do so through the courts."

Mr. Callwood did not present the proposal at the 2004 Annual Shareowners Meeting and, to GE's knowledge, he did not attend the 2004 Annual Shareowners Meeting

E. 2005 Annual Shareowners Meeting

Mr. Callwood submitted a shareowner proposal for inclusion in the 2005 Proxy Materials that is word-for-word identical to the Proposal. A copy of this proposal is attached hereto as Exhibit M. GE requested that the Staff concur with its request that it would take no action if GE excluded the 2005 Proposal from its 2005 Proxy Materials under Rule 14a-8(i)(4), and the Staff concurred. *See General Electric Co.* (avail. Feb. 2, 2005). A copy of the Staff's response is attached hereto as Exhibit N.

F. The Proposal

Based on the express language of the Proposal, which includes Mr. Callwood's statements at the 2003 Annual Shareowners Meeting and the unfounded assertion that the response by Jeffrey R. Immelt, GE's Chairman of the Board and Chief Executive Officer, to Mr. Callwood at that meeting constitutes "acquiescence in the allegations of criminal conduct," we believe that the Proposal relates to the redress of a personal claim against GE. This view is bolstered by the long history between GE and the Proponent as outlined above. Before her appearance at the 2001 Annual Shareowners Meeting, the Proponent stated in her April 2, 2001 letter to GE, "I have every intention of continuing to publicize the egregious conduct of NBC/GE management *in every forum available to me*." *See* Exhibit E *(emphasis added)*. As her and her counsel's statements at or with respect to the 2001, 2002 and 2003 Annual Shareowners Meetings demonstrate, they have indeed treated the GE Annual Shareowners Meeting as a forum for publicizing their views about the Holmes/NBC litigation. Moreover, they have attempted to use the GE Annual Shareowners Meeting as a bargaining chip in their effort to pressure GE to "resolve" a discrimination case that was dismissed by the United States District Court in 1996, and which dismissal the Second Circuit affirmed in 1997. *See, e.g.*, Exhibit H (Mr. Callwood's April 30, 2001 letter to Mr. Welch); Exhibit I (Mr. Callwood's March 14, 2003 letter to Mr. Healing ("Ms. Holmes has instructed me to represent her in an address to shareholders at the upcoming [2003] shareholder's meeting expressing her concerns about the criminality, the abject hypocrisy [of NBC/GE management] ... I have prevailed upon her to allow me to make a last ditch attempt to arrive at a satisfactory resolution to this situation by my contacting you before I resort to more drastic measures....")); and Exhibit J (Mr. Callwood's March 18, 2003 email to Mr. Healing (with respect to the 2002 Annual Shareowners Meeting, "Ms. Holmes was anxious to attend this meeting and expose Mr. Immelt's failure to act regarding Sandra Holmes v NBC/GE matter, but I was able to prevail upon her to allow Mr. Immelt an opportunity to demonstrate that he was cut from a different mold from his predecessor, Jack Welch")).

The Staff consistently has concurred that a proposal may be excluded pursuant to Rule 14a-8(i)(4) as involving the redress of a personal claim or grievance when the proposal is used as an alternative forum to press claims that a proponent has asserted in litigation against a company. A closely analogous situation was presented in *Schlumberger Limited* (avail. Aug. 27, 1999). There, the proponent had sought to recover a finder's fee that he alleged was due from the company in connection with a corporate merger. The matter was litigated and decided in favor of the company. The proponent then submitted a proposal requesting the company to form "an impartial fact-finding committee" on the merger and to establish a "Statement of Fair Business Principles." The proponent's supporting statement cited the results of his lawsuit seeking payment from the company as an example of "ethical fault[s]" at the company that could be remedied through the proposed "Statement of Fair Business Principles." The Staff concurred that the proposal could be excluded from the company's proxy statement because it related to the redress of a personal claim or grievance or was designed to result in a benefit to the proponent or further a personal interest, which was not shared with the company's other shareowners at large. *See also Station Casinos, Inc.* (avail. Oct. 15, 1997) (proposal to maintain liability insurance excludable as a personal grievance when brought by the attorney of a guest at the company's casino who filed suit against the company to recover damages from an alleged theft that occurred at the casino); *International Business Machines* (avail. Jan. 31, 1995) (proposal to institute an arbitration mechanism to settle customer complaints excludable when brought by a customer who had an ongoing complaint against the company in connection with the purchase of a software product).

We believe that it is clear that the Proposal on its face relates to the redress of a personal claim against GE. Nevertheless, given the Proponent's history with GE related to her discrimination lawsuit, the Proposal would be excludable as relating to redress of a personal claim or grievance even if the Proposal on its face involved a matter of general interest to all shareholders. Release No. 34-19135 (avail. Oct. 14, 1982) (stating that proposals phrased in broad terms that "might relate to matters which may be of general interest to all security holders" may be omitted from a registrant's proxy materials "if it is clear from the facts ... that the proponent is using the proposal as a tactic designed to redress a personal grievance or further a personal interest"). For example, in *MGM Mirage* (avail. Mar. 19, 2001), a proposal that would require the company to adopt a written policy regarding political contributions and furnish a list of any of its political contributions was found to be excludable under Rule 14a-8(i)(4) when submitted by a proponent who had filed a number of lawsuits against the company based on its decisions to deny the proponent credit at the company's casino and, subsequently, to bar the proponent from the company's casinos. *See also Sara Lee Corp.* (avail. Aug. 10, 2001) (permitting Sara Lee to omit a shareholder proposal regarding a policy for pre-approval of certain types of payments where the proponent had a personal interest in a subsidiary which the company had sold and where the proponent participated in litigation related to the subsidiary and directly adverse to Sara Lee). As in each of those cases, it is clear from the facts that the Proponent is using this Proposal as a tactic to seek redress for her personal grievance.

The Proposal also is excludable under Rule 14a-8(i)(4) because it asks GE to take actions in which the Proponent has a personal interest not shared with other security holders. In Release No. 34-19135, the Commission cited, as examples of proposals involving a personal interest, a proposal requesting that the shareholders authorize the prosecution of all claims against the issuer raised in a complaint filed by the proponent and a proposal requesting the issuer to support certain litigation in which the proponent was involved. Here, the Proponent is advocating a proposal relating to Mr. Immelt's alleged "acquiescence in allegations of criminal conduct, " where the Proponent and Mr. Callwood made such "allegations" in connection with the Proponent's personal litigation against NBC and GE. Thus, the "reconciliation" of statements by Mr. Immelt requested by the Proposal pertains to the Proponent's personal interest and is not shared with GE's other shareowners.

In Release No. 34-19135, the Commission stated that a proposal also is excludable under Rule 14a-8(i)(4) if it is used to give the proponent some particular benefit or to accomplish objectives particular to the proponent. In the past, the Proponent and Mr. Callwood have used shareowner proposals and the GE Annual Shareowners Meeting as forums in which to pursue their claims against GE and NBC. The Proposal represents their latest attempt to resolve their claims, which are particular to them. Because the Proposal therefore is designed to produce a personal benefit for the Proponent that would not be shared by GE's shareowners at large, it is excludable under Rule 14a-8(i)(4).

G. *Request for Future No-Action Relief*

We also ask that the Staff further state that such no-action relief shall apply to any future submissions to GE of the same or a similar proposal by the Proponent or Mr. Callwood, and that this letter be deemed to satisfy GE's future obligations under Rule 14a-8 with respect to the same or similar proposals submitted by the Proponent or Mr. Callwood. The Staff has permitted companies to apply its no-action response to any future submissions to the company of a same or similar proposal by the proponent where a proponent has a long-standing history of confrontation with a company, and that history is indicative of a personal claim or grievance within the meaning of Rule 14a-8(i)(4). *See, e.g.,* Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14") ("In rare circumstances, we may grant forward-looking relief if a company satisfies its burden of demonstrating that the shareholder is abusing rule 14a-8 by continually submitting similar proposals that relate to a particular personal claim or grievance."). *See also Cabot Corporation* (avail. Nov. 4, 1994) *Texaco, Inc.* (avail. Feb. 15, 1994); *General Electric Company* (avail. Jan. 25, 1994).

The Proposal represents the latest in a series of actions that the Proponent and Mr. Callwood have taken over the last 11 years to pursue the Proponent's discrimination claims against NBC and GE. Thus, despite the fact that the Proponent's discrimination case was dismissed by the United States District Court in 1996 (which dismissal the Second Circuit affirmed in 1997), it is apparent that the Proponent and Mr. Callwood continue to pursue their personal grievances with GE. Moreover, the Proposal is identical to the proposal submitted by Mr. Callwood on the Proponent's behalf for GE's 2004 Annual Shareowners Meeting and for GE's 2005 Annual Shareowners Meeting. *See* Exhibit L, Exhibit M.

As discussed above, with respect to its 2004 Proxy Materials, GE requested, and was granted, no-action relief for this proposal under Rule 14a-8(e)(2) because that proposal was not timely delivered to GE. With respect to its 2005 Proxy Materials, GE requested, and was granted, no-action relief for this proposal under Rule 14a-8(i)(4) as "relating to the redress of a personal claim or grievance, or designed to result in a benefit to the proponent or further a personal interest, which benefit or interest is not shared with other security holders at large." *See General Electric Co.* (avail. Feb. 2, 2005).

Therefore, in light of the no-action letter precedent and the Proponent's and Mr. Callwood's continuing attempts to use GE's Annual Shareowners Meeting to advance their positions and the fact that the Proponent submitted an identical proposal last year, GE also requests the concurrence of the Staff that it will not recommend enforcement action if GE excludes from all future proxy materials all future proposals of the Proponent and Mr. Callwood that are identical to or similar to the Proposal.

II. The Proposal Is Excludable Pursuant to Rule 14a-8(i)(3), or in the Alternative Requires Revisions, Because the Proposal Is False and Misleading and Impugns GE's Reputation in Violation of Rule 14a-9.

Should the Staff determine that the Proposal is not excludable under Rule 14a-8(i)(4), we respectfully request that the Staff concur that the Proposal is excludable pursuant to Rule 14a-8(i)(3) because the Proposal is materially false or misleading and impugns GE's reputation in violation of Rule 14a-9. Note (b) to Rule 14a-9 provides that: "[m]aterial which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation" may be false and misleading. As described below, the Proposal consists primarily of unsupported, false and misleading assertions about GE and statements that impugn GE's reputation without factual foundation.[1] However, should the Staff not concur that the entire Proposal is excludable for these reasons, we request in the alternative that the Staff require the Proponent to revise the Proposal as described below.

A. The Three Websites Cited the Proposal Contain Materially False or Misleading Information in Violation of Rule 14a-9.

SLB 14 stated "[i]n some circumstances, we may concur in a company's view that it may exclude a website address under rule 14a-8(i)(3) because information contained on the website may be materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules. Companies seeking to exclude a website address under rule 14a-8(i)(3) should specifically indicate why they believe information contained on the particular website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules." As described below, we believe that the three websites referenced in the Proposal each contain materially false and misleading information and impugn GE's reputation without factual foundation.

- The first website address repeats Mr. Callwood's allegations, including GE's "co-option of the federal judiciary in the procurement of determinations in GE's favor in this litigation," and states "the indicated allegations were made, to Jeffrey Immelt, CEO of GE without denial or contradiction, and therefore, must be deemed admitted." *See* http://cbs.marketwatch.com/discussions/msgReader.asp?siteId=mktw&boardId=1262&msgId=1241. The website also contains references to the "egregious conduct in which NBC/GE has engaged" and a link to the third website described below.

---

[1] Moreover, requiring the Proponent to delete these statements but not granting no-action relief with respect to excluding the entire Proposal would render the remaining portions of the Proposal vague and indefinite. As a result, "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004), *Philadelphia Electric Co.* (avail. July 30, 1992). *See also Proctor & Gamble Co.* (avail. Oct. 25, 2002).

- The second website states "Fact- NBC/GE has engaged in criminal conduct amounting to obstruction of justice in the litigation of the sexual harassment/racial discrimination case entitled Sandra Holmes v NBC/GE, and has co-opted the federal judiciary in the process." *See* http://cbs.marketwatch.com/discussions/msgReader.asp?siteId=mktw&boardId=1262&msgId=1181. The website also references "Judicial Misconduct engaged in by the Federal Second Circuit Court of Appeals" and contains a link to the third website described below.

- The third website includes extensive information on the Proponent's litigation with GE, including the following statements: "it is not surprising that NBC (now NBC/GE), would resort to *criminal conduct prosecutable as a felony in lying to a federal agency,* the EEOC, in responding to a sexual harassment/racial discrimination complaint" and "[t]he serving of the previously mentioned *Demand Letter* upon NBC/GE management precipitated the above *criminal conduct* by NBC/GE, complicity in that *criminal conduct by the New York EEOC, and judicial misconduct by the Southern District Court and 2nd Circuit Federal Judiciary* in the denial of Ms. Holmes' rights under Title VII of the Civil Rights Act." *See* http://home.att.net/~james.callwood/SandraGHolmes.html . .

These allegations are materially false and misleading, as GE has not co-opted "the federal judiciary"; the conclusion that Mr. Immelt "admitted" certain criminal conduct is patently false; no court has ever determined that GE or NBC has engaged in the alleged criminal conduct; there has never been any finding that the Second Circuit Court of Appeals engaged in judicial misconduct with respect to the Proponent's litigation; GE did not lie to the EEOC in responding to the Proponent's complaint or engage in other "criminal conduct"; and there has never been any finding that the "New York EEOC . . . the Southern District Court and the 2nd Circuit Federal Judiciary" were complicit in any alleged criminal conduct by GE or NBC.

These statements also impugn GE's "character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation" due to the repeated references on these websites to alleged criminal conduct by GE. *See POCI Inc.* (avail. Apr. 7, 1992) (statements labeling directors as arrogant and inept are false and misleading since these allegations, even if cast as opinions, violate Rule 14a-9).

For these reasons and on the basis of Staff precedent, we believe that the three website addresses in the Proposal may be properly omitted from the Proposal under Rule 14a-8(i)(3). *See, e.g., AMR Corp.* (avail. Apr. 3, 2001) (requiring a proponent to delete a reference to "www.cii.org" in a proposal recommending that the company adopt a certain standard of independence because "it may be materially false or misleading under rule 14a-9"); *The Emerging Germany Fund, Inc.* (avail. Dec. 22, 1998) (determining that "[t]here is support for [the company's] view that the reference to the Internet site in the supporting statement may undermine the proxy process requirements of Rule 14a-8. Therefore, the staff would not recommend action against the [company] if the [company] omits the reference to the Internet site in reliance upon Rule 14a-8(i)(3)").

B. The Statement that Mr. Immelt "Acquiesced" to Allegations of Criminal Conduct is Patently False.

The Proposal twists a simple statement from Mr. Immelt acknowledging the conclusion of Mr. Callwood's comments at GE's 2003 Annual Shareowners Meeting into an admission of criminal conduct:

> Jeffrey Immelt, CEO of GE, instead of challenging the abovementioned allegations of criminal conduct, amounting to obstruction of justice, and the allegation that there is a definitive correlation between the placing of the foregoing postings in cyberspace and the precipitous group in the value of GE stock, acquiesced in said allegations by sayiing [sic], at the end of the aforementioned address: "... Thank you Mr. Callwood."

The Proposal's statement that Mr. Immelt "acquiesced" to these allegations is patently false and unsupported.

Accordingly, we believe that the Proposal is excludable, or in the alternative requires revision, pursuant to Rule 14a-8(i)(3) because the Proposal is materially false and misleading and impugns GE's reputation in violation of the proxy rules.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if GE excludes the Proposal from its 2006 Proxy Materials, or, alternatively, if exclusion is not deemed appropriate, to require the Proponent to revise the Proposal as requested above. We also ask that the Staff further state that any no-action relief concurring that GE may exclude the Proposal from its 2006 Proxy Materials shall apply to any future submissions to GE of the same or a similar proposal by the Proponent or Mr. Callwood, and that this letter be deemed to satisfy GE's future obligations under Rule 14a-8 with respect to the same or similar proposals submitted by the Proponent or Mr. Callwood.

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than 80 calendar days before GE files its definitive 2006 Proxy Materials with the Commission. On behalf of GE, we hereby agree to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits by facsimile to us only.

Consistent with the provisions of Rule 14a-8(j), we are concurrently providing copies of this correspondence to the Proponent. We recognize that the Staff has not interpreted Rule 14a-8 to require proponents to provide GE and its counsel a copy of any correspondence that is submitted to the Staff by or on behalf of proponents. Therefore, in the interest of a fair and balanced process, we request that the Staff notify the undersigned if it receives any correspondence on the Proposal from the Proponent or other persons, unless that correspondence has specifically confirmed to the Staff that GE or its undersigned counsel have timely been provided with a copy of the correspondence. If we can provide additional correspondence to address any questions that the Staff may have with respect to this no-action request, please do not hesitate to call me at (202) 955-8671 or Thomas J. Kim, GE's Corporate and Securities Counsel, at (203) 373-2663.

Sincerely,

Ronald O. Mueller

Enclosures

cc: Thomas J. Kim, General Electric Company
Sandra G. Holmes
James H. Callwood

70335828_3.DOC

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 12, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming letter dated December 8, 2006

The proposal requires GE's chief executive officer to address matters specified in the proposal.

There appears to be some basis for your view that GE may exclude the proposal under rule 14a-8(i)(4) as relating to the redress of a personal claim or grievance, or designed to result in a benefit to the proponent or further a personal interest, which benefit or interest is not shared with other security holders at large. Accordingly, we will not recommend enforcement action to the Commission if GE omits the proposal from its proxy materials in reliance on rule 14a-8(i)(4). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which GE relies.

This response shall also apply to any future submissions to GE of the same or similar proposal by the same proponent. Accordingly, we will deem GE's statement under rule 14a-8(j) to satisfy GE's future obligations under rule 14a-8(j) with respect to the same or similar proposals submitted by the same proponent.

Sincerely,

Ted Yu

Ted Yu
Special Counsel

END